Exhibit 99.1

Nuera Communications, Inc.
Report and Consolidated Financial Statements
March 31, 2005 and 2006

Nuera Communications, Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of:
Nuera Communications, Inc.

We have audited the balance sheet of Nuera Communications, Inc. as of March 31, 2006 and the related statements of operations, stockholders’ deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Nuera Communications, Inc. as of March 31, 2005 were audited by other auditors whose report dated June 15, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the financial position of Nuera Communications, Inc. as of March 31, 2006, the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

PETERSON & CO., LLP

May 1, 2006, except for Note 11 as to which the date is May 16, 2006
San Diego, California

NUERA COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of March 31,
	2005	2006

ASSETS

Current Assets:
Cash and cash equivalents	$7,580	$4,171
Restricted short-term investments	133	93
Accounts receivable, net	2,459	4,009
Inventories	1,195	1,649
Other curent assets	207	207

Total current assets	11,574	10,129
Property and equipment, net	841	767
Other assets	1	1

	$12,416	$10,897

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable	$542	$1,880
Deferred revenue	2,854	2,439
Accrued expenses	2,759	2,668

Total current liabilities	6,155	6,987
Other liabilities	136	220

Total liabilities	6,291	7,207

Commitments and Contingencies (Note 10)

Redeemable Preferred Stock:
Series A redeemable convertible preferred stock, par value $0.001 per share:
35,650,000 shares authorized; 34,709,907 and 34,709,907 shares issued and outstanding as of March 31, 2005 and 2006, respectively
(liquidation preference of $22,677 and $24,292 as of March 31, 2005
and 2006, respectively)	22,047	23,892

Stockholders' Deficit:
Common stock, par value $0.001 per share: 80,000,000 shares authorized;
27,902,121 and 28,253,368 shares issued and outstanding as of
March 31, 2005 and 2006, respectively	28	29
Additional paid-in capital	93,011	91,187
Accumulated deficit	(108,961)	(111,418)

Total stockholders' deficit	(15,922)	(20,202)

	$12,416	$10,897

See accompanying notes to financial statements

NUERA COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended March 31,
	2005	2006

Net revenues:
Product sales	$11,112	$14,110
Service and other revenues	1,907	2,088

Total net revenues	13,019	16,198

Cost of revenues:
Product sales	3,548	4,879
Service and other revenues	293	575

Total cost of revenues	3,841	5,454

Gross profit	9,178	10,744

Operating expenses:
Research and development	7,077	7,721
Sales and marketing	5,557	4,591
General and administrative	1,116	1,033

Total operating expenses	13,750	13,345

Loss from operations	(4,572)	(2,601)

Other income (expense):
Interest income	128	194
Interest expense	(13)	-
Other income (expense)	(23)	(18)

Net other expense	92	176

Loss before income taxes	(4,480)	(2,425)
Income tax provision (benefit)	(157)	32

Net loss	(4,323)	(2,457)
Accrued dividends on preferred stock	(1,562)	(1,687)
Accretion of preferred stock	(157)	(158)

Net loss available to common stockholders	$(6,042)	$(4,302)

See accompanying notes to financial statements

NUERA COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount

Balance, March 31, 2004	27,520,856	$28	$94,707	$(104,638)	$(9,903)
Exercise of stock options	381,265	-	23	-	23
Accrued dividends on preferred stock	-	-	(1,562)	-	(1,562)
Accretion of preferred stock	-	-	(157)	-	(157)
Net loss	-	-	-	(4,323)	(4,323)

Balance, March 31, 2005	27,902,121	$28	$93,011	$(108,961)	$(15,922)
Exercise of stock options	351,247	1	21	-	22
Accrued dividends on
preferred stock	-	-	(1,687)	-	(1,687)
Accretion of preferred stock	-	-	(158)	-	(158)
Net loss	-	-	-	(2,457)	(2,457)

Balance, March 31, 2006	28,253,368	$29	$91,187	$(111,418)	$(20,202)

See accompanying notes to financial statements

NUERA COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended March 31,
	2005	2006

Cash flows from operating activities:
Net loss	$(4,323)	$(2,457)
Adjustments to reconcile net loss to net cash used in
operating activitities:
Depreciation and amortization	558	325
Bad debt expense	(62)	(65)
Loss on disposal of fixed assets	3	3
Changes in operating assets and liabilities:
Accounts receivable	316	(1,485)
Inventories	(480)	(454)
Other assets	(8)	2
Accounts payable	(234)	1,338
Deferred revenue	1,290	(415)
Accrued expenses	(383)	(91)
Other liabilities	(67)	(136)

Net cash used in operating activites	(3,390)	(3,435)

Cash flows from investing activities:
Redemptions (purchases) of restricted short-term investments	(133)	40
Purchases of equipment	(183)	(256)

Net cash used in investing activities	(316)	(216)

Cash flows from financing activities:
Repayments of collateralized equipment loan	(464)	-
Proceeds from product development grant	-	220
Proceeds from exercise of stock options	23	22

Net cash provided by (used in) financing activities	(441)	242

Net increase decrease in cash and cash equivalents	(4,147)	(3,409)
Cash and cash equivalents at beginning of year	11,727	7,580

Cash and cash equivalents at end of year	$7,580	$4,171

Supplemental disclosures of cash flow information:
Interest paid	$13	$-
Income taxes paid	$46	$47
Supplemental schedule of non-cash investing and financing activities:
Accrued dividends on preferred stock	$1,562	$1,687
Accretion of preferred stock	$157	$158

See accompanying notes to financial statements

NUERA COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	The Company

Nuera Communications, Inc. (the “Company”) develops, manufactures and sells carrier-class telephony systems that enable cable operators and other communication service providers to deliver voice services using internet protocol and other data networking protocols over any transport medium. The Company sells to both domestic and international customers on a direct basis and through a global network of resellers. The Company operates in one business segment.

2.	Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying financial statements consolidate the accounts of the Company and its wholly-owned subsidiaries. The Company’s wholly-owned subsidiaries include a research and development entity in the United Kingdom and a sales and support entity in Singapore. All intercompany accounts and transactions are eliminated in consolidation.

Reporting Period
The Company operates and reports on a fiscal year ending on the Saturday closest to the end of March. For presentation purposes, the fiscal year end is deemed to be March 31. The fiscal years ended March 31, 2005 and 2006 each included 52 weeks.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The industry in which the Company operates is characterized by rapid technological change and short product life cycles. Estimates are required to provide for doubtful accounts receivable, excess and obsolete inventory and warranty returns. Actual results could differ from the Company’s estimates.

Revenue Recognition
Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured. For product sales, this generally occurs either at the time products are shipped to customers or, in the case of those arrangements which require customers to accept the product, upon the acceptance of the products by customers. Sales to end users or distributors are generally not subject to any rights of return, price protection, or stock rotation. The Company offers discounts to end users or distributors based on various factors, such as volume potential. Revenue is recognized at the maximum discounted amount. Revenues from communications network installation services and from product maintenance services are measured at their fair value and are recognized over the period that the services are performed. Revenues from multiple-element arrangements are allocated among each element based on the relative fair value of the elements, provided that there is objective evidence of relative fair value. Amounts billed in advance of satisfying revenue recognition criteria are classified as deferred revenue in the accompanying balance sheets.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents include money market deposits with high credit quality financial institutions. The Company has not experienced any credit losses on its cash equivalents.

2.	Summary of Significant Accounting Policies – continued

Allowance for Doubtful Accounts
The Company uses the allowance method to account for uncollectible accounts receivable. Accounts receivable are presented net of an allowance for doubtful accounts of $108,000 and $76,000 at March 31, 2005 and 2006, respectively.

Inventories
Inventories are stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out method. At March 31, 2005 and 2006, the Company maintained inventory reserves of $2.874 million and $2.66 million, respectively.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets (generally three to eight years). During the year ended March 31, 2005, the Company changed the estimated useful life of selected property and equipment used to test new products and/or product features under development from five to eight years. This change reduced the amount of depreciation expense that would have otherwise been recorded during the year ended March 31, 2005 by $238,000 and increased the amount of depreciation expense that would have otherwise been recorded during the year ended March 31, 2006 by $111,000. Leasehold improvements are amortized over the shorter of the asset life or the term of the related lease. Additions to property and equipment together with major renewals and betterments are capitalized. Maintenance costs, repairs and minor renewals and betterments are charged to expense as incurred.

Impairment of Long-Lived Assets
The Company investigates potential impairments of its long-lived assets on an exception basis when there is evidence that events or changes in circumstances may have made recovery of an asset’s carrying value unlikely. An impairment loss is recognized when the undiscounted future net cash flows expected to be generated by an asset (or group of assets) is less than the carrying amount of the asset. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value, which is the amount at which the asset could be bought or sold in a current transaction between willing parties, and would be recorded as a reduction in the carrying value of the related asset and a charge to results of operations.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expense for the years ended March 31, 2005 and 2006 was $62,000 and $118,000, respectively.

Warranty Costs
The Company generally offers a 12 to 18 month warranty period on all products. The Company provides, by a current charge to cost of revenues, for the estimated cost of future warranty obligations for products sold during the period. Changes in the liability for product warranty for the periods ended March 31, 2005 and 2006, respectively, was as follows (in thousands):

	Year Ended March 31,
	2005	2006

Beginning Balance	$368	$263
Accruals for warranties issued during the period	10	68
Settlements made during the period	(115)	(105)

Ending Balance	$263	$226

Research and Development
Substantially all research and development costs are related to developing new products and designing significant improvements to existing products. Research and development costs are expensed as incurred.

2.	Summary of Significant Accounting Policies – continued

Stock-Based Compensation
The Company measures compensation expense for its employee and director stock-based compensation using the intrinsic value method and provides pro forma disclosures of net income (loss) as if fair value methods had been applied in measuring compensation expense. Under the intrinsic value method, compensation cost for employee stock awards is recognized as the excess, if any, of the fair value of the underlying stock on the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is amortized over the vesting period using an accelerated method.

Had compensation expense for stock options granted to employees been determined based on the fair value of the options at the date of grant, the Company’s net loss and net loss per common share would have been as follows (in thousands, except per share data):

	Year Ended March 31,
	2005	2006

Net loss as reported	$(4,323)	$(2,457)
Total stock-based compensation expense determined
under fair value based method	(60)	(22)

Pro forma net loss	$(4,383)	$(2,479)

For purposes of determining the pro forma compensation expense, the fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model and amortized using an accelerated method over the related vesting period. The weighted-average valuation assumptions were:

Year Ended March 31,
	2005	2006

Expected dividend yield	0%	0%
Risk-free interest rate	2.8%	3.9%
Expected life	4.0 years	4.0 years
Volatility	0%	0%

The volatility of the Company’s common stock underlying the options was not considered because the Company’s equity securities were not publicly traded during any of the periods presented.

Foreign Currency Translation
The Company’s foreign subsidiaries are a direct and integral component or extension of the Company’s operations. The daily operations of foreign subsidiaries are dependent on the economic environment of the Company’s local currency, the United States dollar. In addition, the changes in the foreign subsidiary’s individual assets and liabilities directly affect the cash flow of the Company. Accordingly, the functional currency of foreign subsidiaries is the United States dollar. During the years ended March 31, 2005 and 2006, net foreign currency transaction gains and losses included in the Company’s Statements of Operations were insignificant.

Income Taxes
The Company provides for income taxes utilizing the liability method. Under the liability method, current income tax expense or benefit represents income taxes expected to be payable or refundable for the current period. Deferred income tax assets and liabilities are established for both the expected future impact of differences between the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

2.	Summary of Significant Accounting Policies – continued

Fair Value of Financial Instruments
For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amount approximates fair value due to their short maturities.

Recent Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment.” SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. SFAS No. 123(R) is effective for periods beginning after June 15, 2005. The Company plans to adopt SFAS No. 123(R) on April 1, 2006, the beginning of its 2007 fiscal year. SFAS No. 123(R) eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS123 as originally issued. In accordance with SFAS No. 148, the Company has been disclosing the impact on net income had the fair value based method been adopted. If the fair value method had been adopted, net loss for March 31, 2005 and 2006 would have increased by $60,000 and $22,000, respectively.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “abnormal.” In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company intends to adopt SFAS No. 151 on April 1, 2006, the beginning of its 2007 fiscal year. The adoption of SFAS No. 151 is not expected to have a material impact on the Company’s financial statements.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 is an amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 establishes, among other items, the accounting for certain derivative instruments embedded within other types of financial instruments; and, eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for the Company beginning April 1, 2006; however, this standard is not expected to have any impact on the Company’s financial position, results of operations or cash flows.

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140. SFAS No. 156 amends SFAS No. 140 to require that all separately recognized servicing assets and liabilities in accordance with SFAS No. 140 be initially measured at fair value, if practicable. Furthermore, this standard permits, but does not require, fair value measurement for separately recognized servicing assets and liabilities in subsequent reporting periods. SFAS No. 156 is also effective for the Company beginning April 1, 2007; however, this standard is not expected to have an impact on the Company’s financial position, results of operation or cash flows.

3.	Selected Balance Sheet Information (in thousands)

	As of March 31,
	2005	2006

Accounts receivable, net:
Accounts receivable	$2,567	$4,085
Allowance for doubtful accounts	(108)	(76)

	$2,459	$4,009

	As of March 31,
	2005	2006

Inventories, net:
Finished goods	$611	$1,026
Work in progress	28	30
Raw materials	556	593

	$1,195	$1,649

	As of March 31,
	2005	2006

Other current assets:
Prepaid expenses	$191	$174
Deposits	15	17
Other current assets	1	16

	$207	$207

	As of March 31,
	2005	2006

Property and equipment, net
Machinery and equipment	$11,577	$10,983
Computer equipment and software	3,618	2,765
Furniture and fixtures	560	557
Leasehold improvements	413	402

	16,168	14,707
Accumulated depreciation and amortization	(15,327)	(13,940)

	$841	$767

Depreciation and amortization expense related to property and equipment was $558,000 and $325,000 during the years ended March 31, 2005 and 2006, respectively.

3.	Selected Balance Sheet Information – continued (in thousands)

	As of March 31,
	2005	2006

Accrued expenses:
Accrued compensation and related expenses	$731	$810
Accrued warranty expenses	263	226
Other accrued expenses	1,765	1,632

	$2,759	$2,668

4.	Debt

Collateralized Equipment Loan
During the year ended March 31, 2001, the Company obtained a $2.5 million equipment loan from a financial institution. All outstanding borrowings under the equipment loan bore interest at a prime rate plus 1.0% and were collateralized by substantially all assets of the Company. Interest expense on the borrowings amounted to $13,000 for the year ended March 31, 2005. During the year ended March 31, 2005, all borrowings under the equipment loan were repaid, and the equipment loan was not renewed.

In connection with the equipment loan, the financial institution received a warrant to purchase 123,624 shares of Series A preferred stock sold in the Company’s April 2003 equity financing at an exercise price of $0.5631 per share (see Note 5 – Series A Redeemable Convertible Preferred Stock). The warrant will expire in April 2013. The fair value of the warrant was negligible.

Product Development Grant
In April 2005, the Company entered into an agreement with an Israeli company to jointly develop a new product. In conjunction with this agreement, the Company and its development partner jointly applied for and received approval from the Israel-United States Binational Industrial Research and Development Foundation (the “BIRD Foundation”) for a $1.1 million grant to partially fund the development of the new product. As a condition of the product development grant, the Company and its development partner were required to execute a Cooperation and Project Funding Agreement with the BIRD Foundation (the “BIRD Agreement”). Under the terms of the BIRD Agreement, the Company and its development partner are jointly responsible for the repayment of the grant based on each company’s respective sales of any product commercialized from the grant funding at the rate of 5% of the product sales price. The amount ultimately repayable to the BIRD Foundation is based on the number of years it takes to repay the grant, subject to a maximum repayment amount equal to 150% of $1.1 million.

During the year ended March 31, 2006, payments of $733,000, or two-thirds of the approved grant amount, were made by the BIRD Foundation to the Company and its development partner. The remaining $367,000 will be paid when the Company and its development partner meet certain project milestones and submit certain required technical and financial reports.

Of the $733,000 received from the BIRD Foundation during the year ended March 31, 2006, $220 thousand was paid to the Company pursuant to an agreement between the Company and its development partner under which the Company was entitled to receive 30% of the grant. $220,000 was recorded as a long-term liability in the financial statements of the Company as of March 31, 2006.

5.	Capital Stock

As of March 31, 2006, the Company was authorized to issue two classes of stock, designated common stock and preferred stock, each with a par value of $0.001 per share. The total number of shares of common stock that the Company is authorized to issue is 80,000,000 shares. The total number of shares of preferred stock that the Company is authorized to issue is 35,650,000 shares. The preferred stock may be issued in one or more series. The first series of preferred stock was designated as Series A. The rights, preferences and other information about the Series A preferred stock is further described below.

Series A Redeemable Convertible Preferred Stock
In April 2003, the Company completed a private equity financing in which 34,709,907 shares of Series A preferred stock were issued at $0.5631 per share. 29,310,022 shares of Series A preferred stock were issued in exchange for cash consideration of $16.505 million. Another 5,134,533 shares of Series A preferred stock were issued pursuant to the conversion of $2.891 million in secured convertible demand notes arising from loans made by certain investors to the Company, and 265,352 shares of Series A preferred stock were issued to satisfy a debt to an investor arising from services rendered by a third party on behalf of the Company during the year ended March 31, 2003, which had been paid for by the investor.

The holders of Series A preferred stock are entitled to cumulative dividends at the annual rate of $0.045 per share. In addition, accrued dividends, whether or not declared on the Series A preferred stock, accrue dividends at the rate of 8%, compounded on an annual basis. Dividends on the Series A preferred stock are payable in preference and priority to any dividend on common stock. During the years ended March 31, 2005 and 2006, dividends of $1.562 million and $1.687 million accrued on the Series A preferred stock, respectively. Series A preferred stock is redeemable in three annual instalments upon the request of a majority of the holders of Series A preferred stock any time after April 9, 2008 at $0.5631 per share plus accrued and unpaid dividends. The Series A preferred stock had an initial carrying value of $18.753 million, which was based on a $19.545 million fair market value on the date of issue, less $792,000 in fees related to this issuance. The Series A preferred stock is being accreted to its April 9, 2008 redemption value of $19.545 million using the interest method. During the years ended March 31, 2005 and 2006, Series A preferred stock accretion was $157,000 and $158,000, respectively. As of March 31, 2005 and 2006, aggregate arrearages in Series A preferred stock cumulative dividends were $2.994 million and $4.681 million, respectively.

Each share of Series A preferred stock is convertible into common stock on a one-for-one basis at the option of the holder, or automatically upon the election of the holders of a majority of the then outstanding shares of Series A preferred stock or upon the closing of a firm commitment underwritten public offering under the Securities Act of 1933 at an offering price of at least $1.70 per share with aggregate gross proceeds to the Company of not less than $30 million. Each share of Series A preferred stock has voting rights based on the number of common shares into which the Series A preferred stock is convertible. In the event of any liquidation, dissolution, winding up or change in control of the Company, the holders of Series A preferred stock receive, prior to any distribution to the holders of common stock, $0.5631 per share plus accrued and unpaid dividends (the “Liquidation Preference”). In the event the proceeds from any liquidation, dissolution, winding up or change in control of the Company exceed the amount of the Liquidation Preference, holders of Series A preferred stock and holders of common stock share the remaining proceeds ratably in proportion to the number of outstanding shares of common stock and the number of shares into which the outstanding shares of Series A preferred stock are convertible. The dividend, voting, conversion, redemption and liquidation rights of Series A preferred stock are subject to adjustment for any subdivisions and combination of shares, for stock dividends and for other dilutive issuances of equity securities.

5.	Capital Stock – continued

A summary of activity related to the Series A preferred stock is as follows (in thousands, except share data):

	Shares	Amount

Balance at March 31, 2004	34,709,907	$20,328
Dividend accrual	-	1,562
Accretion of preferred stock	-	157

Balance at March 31, 2005	34,709,907	$22,047
Dividend accrual	-	1,687
Accretion of preferred stock	-	158

Balance at March 31, 2006	34,709,907	$23,892

6.	Stock Option Plans

1998 Stock Option Plan
The 1998 Nuera Communications, Inc. Stock Option Plan (the “1998 Stock Option Plan”) became effective upon stockholder approval on March 11, 1998. There were 234,725 options authorized for grant under the 1998 Stock Option Plan. Employee stock options generally have a four year vesting period and vest 25% one year from the date of grant and then ratably by month over the next three years. All options expire ten years from the date of grant. A summary of the Company’s 1998 Stock Option Plan activity and related information is follows:

	Number of Options	Weighted-Average Exercise Price

Balance at March 31, 2004	46,845	$64.53

Granted	-	-
Exercised	(80)	$2.00
Forfeited or canceled	(3,022)	$120.63

Balance at March 31, 2005	43,743	$60.77

Granted	-	-
Exercised	-	-
Forfeited or canceled	(4,639)	$72.41

Balance at March 31, 2006	39,104	$59.38

At March 31, 2005 and 2006, options for 41,298 and 38,983 shares of common stock were exercisable under the 1998 Stock Option Plan, respectively.

2003 Stock Option Plan
The 2003 Nuera Communications, Inc. Stock Option Plan (the “2003 Stock Option Plan”) became effective by stockholder approval on April 7, 2003. There are 13,750,000 options authorized for grant under the 2003 Stock Option Plan. Employee stock options generally have a four year vesting period and vest 25% one year from the date of grant and then ratably by month over the next three years; however, 12,225,000 options granted to employees during the year ended March 31, 2004 were 25% vested immediately upon grant, with the remainder vesting ratably over the next four years. All options expire ten years from the date of grant.

6.	Stock Option Plans – continued

A summary of the Company’s 2003 Stock Option Plan option activity and related information is as follows:

	Number of Options	Weighted-Average Exercise Price

Balance at March 31, 2004	11,358,798	$0.06

Granted	543,500	$0.08
Exercised	(382,435)	$0.06
Forfeited or canceled	(381,050)	$0.06

Balance at March 31, 2005	11,138,813	$0.06

Granted	170,000	$0.21
Exercised	(353,852)	$0.06
Forfeited or canceled	(428,805)	$0.08

Balance at March 31, 2006	10,526,156	$0.06

All options granted during the years ended March 31, 2005 and 2006 were issued with an exercise price equal to the fair value of common stock on the grant date. At March 31, 2005 and 2006, options for 6,142,490 and 7,836,979 shares of common stock were exercisable under the 2003 Stock Option Plan, respectively.

The following table summarizes all options outstanding and exercisable by exercise price as of March 31, 2006:

Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price

$0.06	9,915,156	7.2	$0.06	7,662,128	$0.06
$0.08	503,500	8.6	$0.08	174,851	$0.08
$0.18	42,500	9.5	$0.18	-	$0.18
$0.24	50,000	9.7	$0.24	-	$0.24
$0.31	15,000	9.8	$0.31	-	$0.31
$2.00	3,048	2.0	$2.00	3,048	$2.00
$6.25	542	2.2	$6.25	542	$6.25
$12.50	200	2.5	$12.50	200	$12.50
$25.00	4,654	3.0	$25.00	4,654	$25.00
$50.00	27,032	6.2	$50.00	26,911	$50.00
$75.00	990	5.6	$75.00	990	$75.00
$100.00	260	3.5	$100.00	260	$100.00
$150.00	320	4.2	$150.00	320	$150.00
$250.00	1,240	4.3	$250.00	1,240	$250.00
$375.00	200	4.0	$375.00	200	$375.00
$500.00	618	4.3	$500.00	618	$500.00

	10,565,260	7.3	$0.28	7,875,962	$0.35

At March 31, 2006, there were 1,125,777 shares available for future grant under the 2003 Stock Option Plan.

7.	Employee Benefit Plan

The Nuera Communications, Inc. 401(k) Plan covers substantially all employees of the Company who are at least 21 years of age and are employed on the first day of the calendar quarter. Employees may contribute up to 15% of their compensation per year, subject to a maximum limit imposed by federal tax law. The Company provides a 100% matching contribution on the first 2% of compensation contributed by an employee per year. For the years ended March 31, 2005 and 2006, the Company’s contributions charged to operations totalled $124,000 and $106,000, respectively.

8.	Income Taxes

The provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended March 31,
	2005	2006

Current:
Federal	$-	$-
State	7	7
Foreign	(164)	25

	(157)	32

Deferred:
Federal	(1,248)	(1,458)
State	(895)	729
Foreign	-	-

	(2,143)	(729)

Change in valuation allowance	2,143	729

	$(157)	$32

Significant components of the Company’s deferred tax assets are as follows (in thousands):

	Year Ended March 31,
	2005	2006

Deferred tax assets:
Accounts receivable	$44	$29
Inventories	1,337	1,220
Property and equipment	1,102	122
Intangible assets	1,365	6,973
Accrued warranty	106	87
Deferred revenue	123	90
Other	367	246
Net operating loss and credit carryforwards	34,173	30,580

Total deferred tax assets	38,617	39,347
Less valuation allowance	(38,617)	(39,347)

Net deferred tax asset	$-	$-

8.	Income Taxes – continued

The Company has recorded a valuation allowance for the entire amount of the net deferred tax asset due to the uncertainty surrounding the ultimate realization of such asset. The valuation allowance is based on available evidence, including the Company’s recent and planned operating performance, which reflects significant expenditures for research, development, sales and marketing costs related to the Company’s transition to a new product line and uncertainty about the ultimate acceptance of this new product line in the marketplace.

As of March 31, 2006, the Company had federal and state net operating loss carryforwards of approximately $69.849 million and $29.613 million, respectively, federal and state research and development tax credit carryforwards of $2.611 million and $3.429 million, respectively, a federal AMT credit carryforward of $49,000, and a state manufacturer’s investment credit carryforward of $271,000. The net operating loss and credit carryforwards will expire at various dates beginning in the tax year 2005 through 2022 if not utilized to offset future taxable income of the Company. Pursuant to Section 382 of the Internal Revenue Code, annual use of the Company’s net operating loss and credit carryforwards may be limited as a result of cumulative changes of ownership of more than 50%.

9.	Concentrations of Risk

The Company maintains some of its cash in bank deposit accounts, which may be uninsured or exceed the federally insured limits. No losses related to such accounts have been experienced. The Company does not believe it is exposed to any significant concentration of credit risk on cash.

The Company operates in a highly competitive market, which is subject to rapid technological change. The Company’s revenues are concentrated with several major customers, and certain vital components of the Company’s products are manufactured by a small number of key suppliers. The loss of a major customer, the interruption of product supply from a contract manufacturer, a change of suppliers or a significant technological change in the industry could affect operating results adversely.

The Company sells its products through a distribution channel of resellers and systems integrators and directly to end users. The Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

During the year ended March 31, 2005, one customer accounted for 12.9% of the Company’s revenues. The customer owed the Company $97,000 at March 31, 2005. During the year ended March 31, 2006, another customer accounted for 41.4% of the Company’s revenues. The customer owed the Company $1.233 million at March 31, 2006.

Net revenues by geographic region were as follows (in thousands):

	Year Ended March 31,
	2005	2006

Americas:
United States	$7,898	$7,056
Other Americas	660	4,035

Total Americas	8,558	11,091

Asia Pacific	2,040	3,314

Europe, Middle East and Africa	2,421	1,793

Total	$13,019	$16,198

10.	Commitments and Contingencies

Lease Obligation
The Company leases its administration and production facility under a noncancelable operating lease agreement that expires in November 2006. The lease for this facility contains yearly rental escalation clauses and a free rent period. The rent expense under this lease is being recorded on the straight-line basis over the term of the lease. The Company also leases certain regional sales offices and research and development facilities under noncancelable operating agreements. Total rent expense for the Company’s facilities, net of sublease income, was $849,000 and $779,000 during the years ended March 31, 2005 and 2006, respectively.

As of March 31, 2006, the future minimum lease payments under the Company’s noncancelable operating lease agreements are as follows (in thousands):

Future Minimum Lease Payments

Year ending March 31, 2007	$555
Year ending March 31, 2008	155
Year ending March 31, 2009	155
Year ending March 31, 2010	155
Year ending March 31, 2011	155

Total	$1,175

Judgment
During the year ended March 31, 2000, a grievance was filed by seven former employees of the French subsidiary of the Company, Nuera EMEA. The former employees claimed that Nuera EMEA breached its labor contract with each by unfairly terminating them without appropriate notice. The Company believes that all of the employees voluntarily resigned. In January 2001, a judgment in favor of the Company was rendered, which was then appealed by the former employees. In January 2004, the appeal was heard. Shortly thereafter, in March 2004, a judgment overturning the initial ruling was rendered. The new judgment awarded the former employees pay and other compensation equal to approximately $742,000. In September 2004, Nuera EMEA filed a petition for bankruptcy, which was approved, and liquidation proceedings commenced. However, in July 2005, the court appointed liquidator filed suit seeking to extend the obligations of Nuera EMEA to the Company. The Company is currently awaiting the court’s decision regarding this suit. At March 31, 2006, the Company maintains a reserve of $742,000 in accrued expenses should it ultimately be required to pay the judgment.

Customer Indemnification
In January 2005, the Company was notified that one of its customers had been named as a defendant in a patent infringement suit involving technology similar to the Company’s. In the suit, the plaintiff alleged that the customer uses devices to offer services that infringe upon a patent the plaintiff owns. The plaintiff is seeking unspecified compensation for the customer’s alleged infringement. The customer sought indemnification from the Company pursuant to the terms of a purchase agreement between the customer and the Company. The Company has accepted its indemnification obligation to the customer. Management intends to vigorously defend the Company against these charges. The ultimate outcome of this matter and the estimated risk of loss, if any, cannot be determined at present. Accordingly, the Company has not accrued any liabilities in its financial statements related to this indemnification.

11.	Subsequent Event

On May 16, 2006, the Company entered into a definitive agreement to be acquired. The Company and the acquirer are currently working to obtain the necessary third party consents to consummate this transaction. The Company anticipates that this transaction, if consummated, will be completed in June 2006.